Exhibit T3A.15

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 09/26/2000
001483850 – 3291438
CERTIFICATE OF INCORPORATION
OF
AGILENT FINANCIAL SERVICES, INC.
          1. The name of the corporation is Agilent Financial Services, Inc. (the “Corporation”).
          2. The address of the Corporation’s registered office in the State of Delaware is 2711 Centreville Road, Suite 400, City of Wilmington, County of Newcastle, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.
          3. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “General Corporation Law”).
          4. The Corporation shall have authority to issue One Thousand (1,000) shares of Common Stock, par value One Cent ($.01) per share.
          5. The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by the General Corporation Law (including, without limitation, paragraph (7) of subsection (b) of Section 102 thereof), as the same may be amended and supplemented from time to time.
          6. The Board of Directors shall have the power to adopt, amend or repeal By-laws of the Corporation, subject to the right of the stockholders of the Corporation to adopt, amend or repeal any By-law.
          7. The Corporation shall, to the fullest extent permitted by the General Corporation Law (including, without limitation, Section 145 thereof), as the same may be amended and supplemented from time to time, indemnify any and all persons whom it shall have power to indemnify under the General Corporation Law. The indemnification provided for herein shall no be deemed exclusive of any other rights to which those seeking indemnification may be entitled whether as a matter of law, under any By-law of the Corporation, by agreement, by vote of stockholders or disinterested directors of the Corporation or otherwise.
          8. The election of directors of the Corporation need not be by written ballot, unless the By-laws of the Corporation otherwise provide.
          9. Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under § 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under § 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case many be, and also on this Corporation.

          10. Michael C. Mulitz, Esq. is the sole incorporator and his mailing address is c/o Shulte Roth & Zabel LLP, 900 Third Avenue, New York, NY 10022.

Date: September 25, 2000.	/s/ Michael C. Mulitz

Michael C. Mulitz, Esq.
Sole Incorporator